

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2015

Via E-mail
Patrick Giordano
President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director
Jobbot, Inc.
1730 62<sup>nd</sup> Street
Brooklyn, New York 11204

> **Re:    Jobbot, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 16, 2015**
> **File No. 333-199833**

Dear Mr. Giordano:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  We note your response to comment 2 of our letter.  We understand that the selling stockholders are selling the shares personally and not for the benefit of the Company.  Our comment was directed at whether the offering may be viewed as an indirect primary offering, within the framework of Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09, available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.  In addition, since you issued this stock when you were a "shell company" as defined by Rule 405 of the Securities Act, it appears that the selling shareholders would be considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months.  See SEC Release 33-8869 (2007).  Because the selling shareholders would be deemed to be underwriters on behalf of the issuer, the

offering price of the shares being sold should be fixed for the duration of the offering.  Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and other sections in the prospectus as applicable.

Risk Factors, page 9

2.  We note your new disclosure on page 9 under "If we are unable to generate revenue we may not be able to continue as a going concern."  Please revise this risk factor to specifically reference your auditor's opinion that there is substantial doubt about your ability to continue as a going concern, per page F-2.

Selling Security Holders, page 13

3.  Please revise the second paragraph to explain the concept of investment power within the framework of Exchange Act Rule 13d-3.  As drafted you characterize "investment power" as the power to vote or direct the voting of a security, rather than the power to dispose, or direct the disposition of, a security.

4.  Please confirm that "Lawrence A. Paduano" and "Larry Paduano" are two distinct security holders.  In the alternative, if these security holders are the same person, please aggregate his holdings on a single line.

5.  We note your disclosure under "Recent Sales of Unregistered Securities" to the effect that you sold 610,000 shares of common stock to 19 investors, including 50,000 to Robert Denn, in June 2014.  Please reconcile this information with the information set forth in the Selling Security Holders table on page 14, which includes 26 security holders other than Messrs. Denn, Cagno, Paduano and Giordano (who received their shares in separate issuances described under "Recent Sales of Unregistered Securities") and an aggregate of 1,005,000 shares owned by persons other than Messrs. Denn, Cagno, Paduano and Giordano (including the 50,000 shares issued to Mr. Denn as part of the June 2014 private placement).  Refer to Item 701 of Regulation S-K.

Exhibit 10.2

6.  We note your response to comment 7 of our letter and the inclusion of "Terms and Conditions of Agreement with Simply Hired" as exhibit 10.2 to the registration statement.  We further note that on page 20 and elsewhere you state that you have entered into "a non-exclusive agreement with Simply Hired Inc."  Please clarify whether you have an executed contract with Simply Hired.  If so, please file the agreement with Simply Hired with your next amendment.  Alternatively, please clarify your disclosure regarding the nature of your relationship and agreement with Simply Hired.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sara von Althann, Staff Attorney, at (202) 551-3207 or me at (202) 551-3215 with any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Staff Attorney

cc:     Frederick M. Mintz, Esq.